FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 19, 2006, titled “CN posts 27 per cent increase in Q3 2006 diluted EPS, revises upwards 2006 full-year earnings guidance, expects solid 2007 financial performance”.

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN posts 27 per cent increase in Q3 2006 diluted EPS, revises upwards 2006 full-year earnings guidance, expects solid 2007 financial performance

MONTREAL, Oct. 19, 2006 — CN today reported its financial and operating results for the three-month and nine-month periods ended Sept. 30, 2006.

Third-quarter 2006 financial highlights

•	Net income of C$497 million, a 21 per cent increase over third-quarter 2005;

•	Diluted earnings per share (EPS) of C$0.94, an increase of 27 per cent;

•	Operating income of C$844 million, up 27 per cent;

•	Solid revenues of C$1,981 million, an increase of nine per cent;

•	Record quarterly operating ratio of 57.4 per cent, an improvement of 5.9 percentage points, and

•	Nine-months free cash flow of C$1,131 million (1)

E. Hunter Harrison, president and chief executive officer, said: “CN produced exceptional third-quarter results, reflecting substantial revenue growth, asset utilization and cost control accomplishments. Revenues increased nine per cent, freight volume was up six per cent, and carloadings improved by two per cent.

“The top line benefited from the underlying strength of the diverse and balanced portfolio of commodities that CN transports, as well as freight rate increases. Cost control was again outstanding -- operating expenses declined one per cent during the quarter despite an increase in workload and much higher fuel expenses. Our revenue, cost performance and asset utilization focus all came together in producing a record quarterly operating ratio of 57.4 per cent.

“CN’s business model – the pursuit of long-term, sustainable growth, and its consistent ability to grow the business at low incremental cost – continues to hit the mark, driving superior bottom line growth and delivering shareholder value.”

Positive revision to CN’s 2006 earnings guidance, solid financial outlook for 2007

Harrison said: “I’m pleased to announce today that CN is revising upwards its full-year 2006 earnings guidance because of the strong year-to-date financial performance of the company. CN now expects 2006 adjusted diluted earnings per share to be approximately C$3.40. ” (2)

Building on the strength of CN’s 2006 financial track record, the company expects 2007 diluted earnings per share to grow in the 10 per cent-plus range, consistent with the company’s long-term vision.

In addition, CN expects 2006 free cash flow of approximately C$1.3 billion, and 2007 free cash flow of approximately C$800 million, with the reduction in 2007 reflecting higher cash payments for Canadian income taxes.

CN’s 2007 financial outlook assumes, among various conditions, the latest consensus forecast of North American economic growth of 2.6 per cent; crude oil prices (West Texas Intermediate) of US$65 per barrel; and a Canadian-U.S. dollar exchange rate of US$0.89 per Canadian dollar.

Third-quarter revenues and expenses

Third-quarter revenues increased nine per cent due to rate increases, higher fuel surcharges, and volume growth, particularly in the grain, intermodal, and metals and minerals commodity groups. Partly offsetting these gains was the unfavourable C$65-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Six of CN’s seven commodity groups experienced revenue increases during the quarter, while revenue ton-miles – a measure of the rail freight volume carried by the company – rose by six per cent.

CN’s operating expenses for the third quarter declined one per cent to C$1,137 million, owing largely to lower casualty and other expense, lower labour and fringe benefits expense, and the favourable C$40-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses. Partly offsetting these factors were increased fuel costs, and purchased services and material expense.

The continued appreciation in the Canadian dollar relative to the U.S. dollar reduced third-quarter net income by approximately C$15 million, or approximately three cents per diluted share.

Nine-month results

Net income for the first nine months of 2006 increased by 41 per cent to C$1,588 million, with diluted earnings per share increasing 48 per cent to C$2.95. Included in net income was a second-quarter deferred income tax recovery of C$250 million (C$0.46 per diluted share) resulting primarily from the enactment of lower federal and provincial corporate tax rates in Canada.

Revenues for the nine-month period increased by eight per cent to C$5,774 million due to rate increases, higher fuel surcharges, and volume growth, particularly in the grain, intermodal and metals and minerals commodity groups. Partly offsetting these gains was the unfavourable C$220-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses for the first nine months of 2006 increased one per cent to C$3,500 million. The increase was largely due to increased fuel costs, purchased services and material expense, and depreciation. Partly offsetting these factors was the favourable C$130-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower casualty and other expense, and lower labour and fringe benefits expense.

Operating income increased 19 per cent to C$2,274 million, while the company’s operating ratio improved by 3.8 percentage points to 60.6 per cent.

The continued appreciation of the Canadian dollar relative to the U.S. dollar reduced nine-month 2006 net income by approximately C$50 million, or approximately nine cents per diluted share.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

(2) CN’s positive revision to its full-year 2006 earnings outlook – the company now forecasts 2006 adjusted diluted earnings per share to be approximately C$3.40 -- excludes the effect of the company’s second-quarter 2006 deferred income tax recovery of C$250 million (C$0.46 per diluted share). For comparison purposes, CN reported 2005 diluted earnings per share of C$2.77.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumptions described above in this news release, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2005 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2006 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN — Canadian National Railway Company — spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)

Revenues	$1,981	$1,810	$5,774	$5,354

Operating expenses	1,137	1,145	3,500	3,450

Operating income	844	665	2,274	1,904
Interest expense	(82)	(72)	(232)	(225)
Other income (loss)	(10)	11	(16)	2

Income before income taxes	752	604	2,026	1,681
Income tax expense (Note 4)	(255)	(193)	(438)	(555)

Net income	$497	$411	$1,588	$1,126

Earnings per share (Notes 8, 9)

Basic	$0.95	$0.75	$3.00	$2.03

Diluted	$0.94	$0.74	$2.95	$1.99

Weighted-average number of shares

Basic	522.5	547.3	529.5	555.8

Diluted	530.2	557.4	538.0	566.2

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30			Nine months ended September 30

			Variance			Variance
	2006	2005	Fav (Unfav)	2006	2005	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$298	$267	12%	$872	$813	7%
Metals and minerals	239	209	14%	681	622	9%
Forest products	449	448	-	1,331	1,302	2%
Coal	96	80	20%	282	256	10%
Grain and fertilizers	308	273	13%	907	809	12%
Intermodal	376	331	14%	1,062	931	14%
Automotive	120	114	5%	383	375	2%
Other items	95	88	8%	256	246	4%

	1,981	1,810	9%	5,774	5,354	8%

Operating expenses

Labor and fringe benefits	416	453	8%	1,334	1,388	4%
Purchased services and material	205	188	(9%)	623	590	(6%)
Depreciation and amortization	157	156	(1%)	483	470	(3%)
Fuel	235	181	(30%)	663	526	(26%)
Equipment rents	50	46	(9%)	135	146	8%
Casualty and other	74	121	39%	262	330	21%

	1,137	1,145	1%	3,500	3,450	(1%)

Operating income	$844	$665	27%	$2,274	$1,904	19%

Operating ratio	57.4%	63.3%	5.9	60.6%	64.4%	3.8

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2006	2005	2005

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$56	$62	$119
Accounts receivable (Note 2)	1,035	623	643
Material and supplies	205	151	175
Deferred income taxes	80	65	47
Other	107	248	252

	1,483	1,149	1,236

Properties	20,216	20,078	19,761
Intangible and other assets	976	961	930

Total assets	$22,675	$22,188	$21,927

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,671	$1,478	$1,429
Current portion of long-term debt (Note 2)	151	408	370
Other	69	72	115

	1,891	1,958	1,914

Deferred income taxes (Note 4)	4,884	4,817	4,743
Other liabilities and deferred credits	1,474	1,487	1,463
Long-term debt (Note 2)	5,164	4,677	4,608

Shareholders' equity:
Common shares	4,476	4,580	4,605
Accumulated other comprehensive loss	(520)	(222)	(169)
Retained earnings	5,306	4,891	4,763

	9,262	9,249	9,199

Total liabilities and shareholders' equity	$22,675	$22,188	$21,927

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,543	$4,640	$4,580	$4,706
Stock options exercised and other	8	45	90	146
Share repurchase programs (Note 2)	(75)	(80)	(194)	(247)

Balance, end of period	$4,476	$4,605	$4,476	$4,605

Accumulated other comprehensive loss

Balance, beginning of period	$(521)	$(106)	$(222)	$(148)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(44)	200	163	123

Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	50	(283)	(214)	(190)

Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 5)	(10)	(12)	(57)	35

Other comprehensive loss before income taxes	(4)	(95)	(108)	(32)
Income tax recovery (expense) (Note 4)	5	32	(190)	11

Other comprehensive income (loss)	1	(63)	(298)	(21)

Balance, end of period	$(520)	$(169)	$(520)	$(169)

Retained earnings

Balance, beginning of period	$5,212	$4,720	$4,891	$4,726

Net income	497	411	1,588	1,126

Share repurchase programs (Note 2)	(318)	(300)	(916)	(881)

Dividends	(85)	(68)	(257)	(208)

Balance, end of period	$5,306	$4,763	$5,306	$4,763

See accompanying notes to consolidated financial statements.

(1)	During the three and nine months ended September 30, 2006, the Company issued 0.2 million and 3.4 million common shares, respectively, as a result of stock options exercised. At September 30, 2006, the Company had 517.7 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)
Operating activities
Net income	$497	$411	$1,588	$1,126
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	159	157	486	473
Deferred income taxes (Note 4)	74	146	(20)	444
Other changes in:
Accounts receivable (Note 2)	(71)	(10)	(420)	124
Material and supplies	30	9	(54)	(50)
Accounts payable and accrued charges	134	(103)	149	(184)
Other net current assets and liabilities	9	40	92	83
Other	22	(7)	57	(5)

Cash provided from operating activities	854	643	1,878	2,011

Investing activities
Property additions	(384)	(321)	(826)	(792)
Other, net	6	17	(39)	90

Cash used by investing activities	(378)	(304)	(865)	(702)

Financing activities
Issuance of long-term debt	-	648	3,125	1,741
Reduction of long-term debt	(153)	(599)	(2,855)	(1,846)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 3 )	4	24	78	104
Repurchase of common shares	(393)	(380)	(1,110)	(1,128)
Dividends paid	(85)	(68)	(257)	(208)

Cash used by financing activities	(627)	(375)	(1,019)	(1,337)

Net decrease in cash and cash equivalents	(151)	(36)	(6)	(28)

Cash and cash equivalents, beginning of period	207	155	62	147

Cash and cash equivalents, end of period	$56	$119	$56	$119

Supplemental cash flow information
Net cash receipts from customers and other	$1,898	$1,825	$5,366	$5,545
Net cash payments for:
Employee services, suppliers and other expenses	(873)	(946)	(2,942)	(2,951)
Interest	(86)	(93)	(227)	(236)
Workforce reductions	(10)	(20)	(37)	(72)
Personal injury and other claims	(18)	(23)	(60)	(71)
Pensions	(21)	(19)	(46)	(73)
Income taxes	(36)	(81)	(176)	(131)

Cash provided from operating activities	$854	$643	$1,878	$2,011

See accompanying notes to consolidated financial statements.

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2006 and December 31 and September 30, 2005, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2006 and 2005.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2005 Annual Consolidated Financial Statements, except for stock-based compensation as explained in Note 3 – Stock plans. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Financing activities

Shelf prospectus and registration statement
On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

Revolving credit facility
In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. As at September 30, 2006, the Company had letters of credit drawn on its revolving credit facility of $306 million ($316 million as at December 31, 2005) and had no outstanding borrowings under its commercial paper program (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40% as at December 31, 2005).

      In early October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remain substantially the same.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Accounts receivable securitization
On May 31, 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. As part of the interest sold, the Company has recorded, in Other current assets, an amount equal to the required reserves stipulated in the agreement. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At September 30, 2006, the servicing asset and liability were not significant. Costs related to the agreement, which fluctuate with changes in prevailing interest rates, are recorded in Other loss. Subject to customary indemnifications, the trust’s recourse to the Company is generally limited to income earned on the receivables.

      This new program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006. Upon termination of the previous program, the receivables sold were repurchased with the funds from the Company’s debt issuance in May 2006. Pursuant to the repurchase, receivables in the amount of $535 million were added to the balance sheet and the retained interest that was recorded in Other current assets in the amount of $51 million, was removed.

      The Company accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust, net of the retained interest (the required reserves), approximated the book value and there was no gain or loss resulting from the transaction.

      At September 30, 2006, the Company had sold receivables that resulted in proceeds of $100 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest of approximately 10% of this amount in Other current assets.

Share repurchase programs
On July 20, 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices.

      In the third quarter of 2006, under this current share repurchase program, the Company repurchased 8.5 million common shares for $393 million, at an average price of $46.23 per share.

In the second quarter of 2006, the Company ended its 32.0 million share repurchase program, which began July 25, 2005, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million, at an average price of $51.24 per share.

Note 3 – Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three and nine months ended September 30, 2006, the application of SFAS No. 123(R) had the effect of decreasing stock-based compensation expense by $2 million and increasing stock-based compensation expense by $1 million, respectively, and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

increasing net income by $1 million and decreasing net income by $1 million, respectively. There was no effect on the basic and diluted earnings per share for the three and nine months ended September 30, 2006.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided herein. For the three and nine months ended September 30, 2006, the Company recorded total compensation cost for awards under all plans of $7 million and $48 million, respectively, and $38 million and $79 million, respectively, for the same periods in 2005. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2006, was $1 million and $12 million, respectively, and $12 million and $22 million, respectively, for the same periods in 2005.

Cash settled awards

A. Restricted share units
The Company has granted restricted share units (RSUs), 0.8 million in 2006 and 0.9 million in 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The Company had granted 2.3 million RSUs in 2004, having the same general terms as the currently outstanding RSUs described, except that the RSUs were subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of these units was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at September 30, 2006, a minimal amount of RSUs remained authorized for future issuance under this plan.

B. Vision 2008 Share Unit Plan
The Company has a special share unit plan (Vision), which was approved by the Board of Directors in January 2005, whereby 0.8 million share units were granted to designated senior management employees entitling them to receive a payout in cash, based on the Company’s share price, in January 2009. The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at September 30, 2006, 0.2 million share units remained authorized for future issuance under this plan.

C. Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	-	-
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at September 30, 2006	2.0	-	0.8	-	0.4	1.8

      Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vested upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets, relating to return on investment and revenues, are attained.

      For the nine months ended September 30, 2006 and 2005, the Company granted approximately 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment. As at September 30, 2006, the Company’s performance-based stock options were fully vested and the performance-accelerated options vested in January 2006 given that the specified targets were met.

      The total number of options outstanding at September 30, 2006, for conventional, performance, and performance-accelerated options was 13.1 million, 0.8 million and 4.7 million, respectively.

      The following table provides the activity of stock option awards during the quarter, and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at September 30, 2006 of $46.75, which would have been received by option holders had they exercised their options on such date.

	Options outstanding				Nonvested options

		Weighted-	Weighted-	Aggregate		Weighted-
	Number	average	average years	intrinsic	Number	average grant
	of options	exercise price	to expiration	value	of options	date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.1	$51.51			1.1	$13.80
Forfeited	(0.1)	$34.73			-	$-
Exercised	(3.4)	$18.31			N/A	N/A
Vested	N/A	N/A			(4.4)	$8.30

Outstanding at September 30, 2006 (1)	18.6	$23.04	5.4	$441	2.1	$11.59

Exercisable at September 30, 2006 (1)	16.5	$20.60	5.0	$432	N/A	N/A

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides information related to options exercised during the three and nine months ended September 30, 2006 and 2005:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Total intrinsic value	$5	$26	$112	$121
Cash received upon exercise of options	$4	$24	$63	$104
Related tax benefit realized	$-	$2	$15	$17

Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period end. For the three and nine months ended September 30, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Three months ended September 30, 2005	Nine months ended September 30, 2005

Net income, as reported	$411	$1,126

Add (deduct) compensation cost, net of applicable taxes, determined under:

Fair value method for all awards granted after Jan 1, 2003	26	57

Fair value method for all awards	(33)	(76)

Pro forma net income	$404	$1,107

Basic earnings per share, as reported	$0.75	$2.03
Basic earnings per share, pro forma	$0.74	$1.99

Diluted earnings per share, as reported	$0.74	$1.99
Diluted earnings per share, pro forma	$0.72	$1.96

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for option awards are provided in tabular format herein.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs(1)			Vision (1)	VIDP (2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006 (4)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Nine months ended September 30, 2006	$8	$12	$5	$6	$5	$7	$2	$3
Nine months ended September 30, 2005	$-	$8	$50	$-	$6	$-	$2	$13

Liability outstanding
September 30, 2006	$8	$27	$7	$6	$91	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$31.88	$45.69	$46.75	$17.09	$46.75	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.80	$9.24	$8.61

Fair value of awards vested during period
Nine months ended September 30, 2006	$-	$-	$-	$-	$2	$-	$3	$34
Nine months ended September 30, 2005	$-	$-	$-	$-	$1	$-	$-	$34

Nonvested awards at September 30, 2006
Unrecognized compensation cost	$24	$19	$9	$7	$13	$7	$7	$-
Remaining recognition period (years)	2.25	1.25	2.25	2.25	3.25	3.35	2.35	-

Assumptions (5)
Stock price ($)	$46.75	$46.75	$46.75	$46.75	$46.75	$51.51	$36.22	$23.59
Expected stock price volatility (6)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (7)	2.25	1.25	N/A	2.25	N/A	5.17	5.20	6.22
Risk-free interest rate (8)	3.91%	4.11%	N/A	4.39%	N/A	4.04%	3.55%	5.13%
Dividend rate ($) (9)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value for all awards.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(6)	Based on the historical volatility of the company's stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding. For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Income taxes

In the second quarter of 2006, the Company adjusted its deferred income tax liability mainly due to the enactment of lower federal and provincial corporate tax rates in Canada. As a result, the Company recorded a deferred income tax recovery of $250 million in the Consolidated statement of income.

Also in the second quarter of 2006, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a net charge for deferred income taxes in Other comprehensive loss of $180 million.

Note 5 – Derivative instruments

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now terminated this program.

      These fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During the three months ended September 30, 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gain previously recorded in Accumulated other comprehensive loss was reclassified into income (unrealized gain of $57 million, $39 million after tax at December 31, 2005). At September 30, 2006, the Company is no longer hedged through financial markets.

Interest rate
At September 30, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 6 – Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2006 and 2005, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Service cost	$29	$35	$109	$106
Interest cost	180	185	538	556
Amortization of prior service cost	5	4	14	14
Expected return on plan assets	(227)	(220)	(680)	(662)
Amortization of net actuarial loss	22	-	68	1

Net periodic benefit cost	$9	$4	$49	$15

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Service cost	$1	$2	$3	$6
Interest cost	3	4	11	14
Amortization of prior service cost	-	1	-	2
Recognized net actuarial gain	-	(1)	(4)	(3)

Net periodic benefit cost	$4	$6	$10	$19

For the 2006 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans of which $46 million was disbursed as at September 30, 2006.

Note 7 – Major commitments and contingencies

A. Commitments

As at September 30, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment or services at an aggregate cost of $653 million ($578 million at December 31, 2005). The Company also had outstanding information technology service contracts of $20 million and agreements with fuel suppliers to purchase approximately 82% of the estimated remaining 2006 volume, and 35% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at September 30, 2006, the Company had aggregate reserves for personal injury and other claims of $647 million ($657 million at December 31, 2005). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at September 30, 2006, the Company had aggregate accruals for environmental costs of $131 million ($124 million as at December 31, 2005).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2006, the maximum exposure in respect of these guarantees was $145 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with Financial Accounting Standard Board Interpretation No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2006, the maximum potential liability under these guarantees was $450 million of which $379 million was for workers’ compensation and other employee benefits and $71 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at September 30, 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at September 30, 2006, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2006	2005	2006	2005

	(Unaudited)

Net income	$497	$411	$1,588	$1,126

Weighted-average shares outstanding	522.5	547.3	529.5	555.8
Effect of stock options	7.7	10.1	8.5	10.4

Weighted-average diluted shares outstanding	530.2	557.4	538.0	566.2

Basic earnings per share	$0.95	$0.75	$3.00	$2.03
Diluted earnings per share	$0.94	$0.74	$2.95	$1.99

Note 9 – Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,886	1,722	5,518	5,108
Gross ton miles (GTM) (millions)	88,880	84,384	264,565	255,066
Revenue ton miles (RTM) (millions)	47,066	44,425	139,644	134,103
Carloads (thousands)	1,241	1,216	3,678	3,633
Route miles (includes Canada and the U.S.)	19,919	19,221	19,919	19,221
Employees (end of period)	21,681	22,141	21,681	22,141
Employees (average during period)	21,670	22,233	21,663	22,373

Productivity
Operating ratio (%)	57.4	63.3	60.6	64.4
Freight revenue per RTM (cents)	4.01	3.88	3.95	3.81
Freight revenue per carload ($)	1,520	1,416	1,500	1,406
Operating expenses per GTM (cents)	1.28	1.36	1.32	1.35
Labor and fringe benefits expense per GTM (cents)	0.47	0.54	0.50	0.54
GTMs per average number of employees (thousands)	4,102	3,795	12,213	11,401
Diesel fuel consumed (U.S. gallons in millions)	96	96	300	302
Average fuel price ($/U.S. gallon) (1)	2.33	1.79	2.12	1.66
GTMs per U.S. gallon of fuel consumed	926	879	882	845

Safety indicators
Injury frequency rate per 200,000 person hours (2)	2.3	2.8	2.1	2.5
Accident rate per million train miles (2)	2.8	2.0	2.3	1.6

Financial ratios
Debt to total capitalization ratio (% at end of period)	36.5	35.1	36.5	35.1

(1)	Includes the impact of the Company's fuel hedging program.
(2)	As reported to the Federal Railroad Administration.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain comparative data have been restated to reflect changes to estimated data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30			Nine months ended September 30

	2006	2005	Variance Fav (Unfav)	2006	2005	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,049	7,611	6%	23,938	23,286	3%
Metals and minerals	4,611	4,217	9%	13,441	12,603	7%
Forest products	10,874	10,676	2%	32,439	31,749	2%
Coal	3,500	3,360	4%	10,518	10,573	(1%)
Grain and fertilizers	10,839	9,747	11%	32,305	29,475	10%
Intermodal	8,487	8,128	4%	24,685	24,090	2%
Automotive	706	686	3%	2,318	2,327	-

	47,066	44,425	6%	139,644	134,103	4%
Freight revenue / RTM (cents)

Total freight revenue per RTM	4.01	3.88	3%	3.95	3.81	4%

Commodity groups:
Petroleum and chemicals	3.70	3.51	5%	3.64	3.49	4%
Metals and minerals	5.18	4.96	4%	5.07	4.94	3%
Forest products	4.13	4.20	(2%)	4.10	4.10	-
Coal	2.74	2.38	15%	2.68	2.42	11%
Grain and fertilizers	2.84	2.80	1%	2.81	2.74	3%
Intermodal	4.43	4.07	9%	4.30	3.86	11%
Automotive	17.00	16.62	2%	16.52	16.12	2%

Carloads (thousands)

Petroleum and chemicals	152	146	4%	445	448	(1%)
Metals and minerals	270	259	4%	778	748	4%
Forest products	165	177	(7%)	513	540	(5%)
Coal	99	115	(14%)	317	347	(9%)
Grain and fertilizers	150	137	9%	437	415	5%
Intermodal	348	320	9%	994	926	7%
Automotive	57	62	(8%)	194	209	(7%)

	1,241	1,216	2%	3,678	3,633	1%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,520	1,416	7%	1,500	1,406	7%

Commodity groups:
Petroleum and chemicals	1,961	1,829	7%	1,960	1,815	8%
Metals and minerals	885	807	10%	875	832	5%
Forest products	2,721	2,531	8%	2,595	2,411	8%
Coal	970	696	39%	890	738	21%
Grain and fertilizers	2,053	1,993	3%	2,076	1,949	6%
Intermodal	1,080	1,034	4%	1,068	1,005	6%
Automotive	2,105	1,839	14%	1,974	1,794	10%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the nine months ended September 30, 2006, the Company reported adjusted net income of $1,338 million, or $2.49 per diluted share, excluding the impact of a second-quarter deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada. Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude an item, such as the deferred income tax recovery, that does not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such item in adjusted net income and adjusted earnings per share does not, however, imply that such item is necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the nine months ended September 30, 2006, to the adjusted performance measures presented herein.

	Nine months ended September 30, 2006

In millions, except per share data	Reported	Rate enactments	Adjusted

Revenues	$5,774	$-	$5,774
Operating expenses	3,500	-	3,500

Operating income	2,274	-	2,274

Interest expense	(232)	-	(232)
Other loss	(16)	-	(16)

Income before income taxes	2,026	-	2,026
Income tax expense	(438)	(250)	(688)

Net income	$1,588	$(250)	$1,338

Basic earnings per share	$3.00	$(0.48)	$2.52
Diluted earnings per share	$2.95	$(0.46)	$2.49

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Cash provided from operating activities	$854	$643	$1,878	$2,011
Less:
Investing activities	(378)	(304)	(865)	(702)

Cash provided before financing activities	476	339	1,013	1,309

Adjustments:
Change in level of accounts receivable sold (1)	-	-	375	(43)
Dividends paid	(85)	(68)	(257)	(208)

Free cash flow	$391	$271	$1,131	$1,058

(1) Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 20, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel